UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

V2X, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92242T 101

(CUSIP Number)

Joel M. Rotroff

American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, New York 10017

(212) 627-2360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS American Industrial Partners Capital Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,591,866 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,500,001 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,591,866 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes (i) 16,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”).

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 31,191,628 shares of Common Stock outstanding as of September 1, 2024.

1	NAMES OF REPORTING PERSONS AIPCF VI Vertex Aerospace Funding LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,591,866 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,500,001 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,591,866 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Includes (i) 16,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”).

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 31,191,628 shares of Common Stock outstanding as of September 1, 2024.

1	NAMES OF REPORTING PERSONS Vertex Aerospace Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,591,866 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,500,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,591,866 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(2)	Based on 31,191,628 shares of Common Stock outstanding as of September 1, 2024.

1	NAMES OF REPORTING PERSONS AIPCF VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,967,286 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,875,421 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,967,286 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes (i) 16,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), and (ii) 375,420 shares owned directly by Lightship Capital LLC (“Lightship”). As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC (“AIP GP” and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the “Reporting Persons”).

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 31,191,628 shares of Common Stock outstanding as of September 1, 2024.

1	NAMES OF REPORTING PERSONS Lightship Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 375,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 375,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 31,191,628 shares of Common Stock outstanding as of September 1, 2024.

Explanatory Note

This Amendment No. 2 to the statement on beneficial ownership on Schedule 13D (this “Amendment No. 2”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2022, as amended by Amendment No. 1 thereto filed by the Reporting Person with the SEC on September 15, 2022 (collectively, the “Original Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as by adding the following immediately prior to last paragraph thereof:

Secondary Offering

On September 4, 2024, in connection with a registered secondary public offering (the “Secondary Offering”) of Common Stock of the Issuer, Vertex Holdco entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Robert W. Baird & Co. Incorporated, as representatives of the several underwriters listed on Schedule II thereto (the “Underwriters”). Pursuant to the Underwriting Agreement, Vertex Holdco agreed to sell to the Underwriters, and the Underwriters agreed to purchase from Vertex Holdco, subject to and upon the terms and conditions set forth therein, 2,000,000 shares of Common Stock at a price of $45.48 per share. In addition, pursuant to the Underwriting Agreement, the Underwriters have a 30-day option to purchase up to an additional 300,000 shares of Common Stock on the same terms. The sale of the 2,000,000 shares in the Secondary Offering closed on September 6, 2024.

In connection with the Secondary Offering, Vertex Holdco entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriters. Under the Lock-up Agreement, Vertex Holdco agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock for 45 days after September 4, 2024.

The foregoing descriptions of the Underwriting Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, which includes the form of Lock-up Agreement as an exhibit, and which is filed as Exhibit 99.7 hereto.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) – The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference. The Reporting Persons may be deemed to beneficially own an aggregate of 16,967,286 shares of Common Stock. This amount consists of: (i) 16,500,001 shares of Common Stock held directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding; (ii) 375,420 shares of Common Stock held directly by Lightship; and (iii) 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters (described further in Item 6 of the Original Schedule 13D, under the header “Shareholders Agreement”). In its capacity as the general partner of each of AIP Fund VI and Credit Opportunity Fund, AIP GP may be deemed to indirectly beneficially own all 16,967,286 shares of Common Stock reported herein. The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 31,191,628 shares of Common Stock issued and outstanding as of September 1, 2024, as disclosed in the Issuer’s preliminary prospectus supplement filed with the SEC on September 4, 2024 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended.

(c) – Except for the sale of 2,000,000 shares of Common Stock in the Secondary Offering pursuant to the Underwriting Agreement, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

The description of the Underwriting Agreement included in Item 4 above is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following after Exhibit No. 99.6:

99.7	Underwriting Agreement, dated September 4, 2024, by and among the Issuer, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Robert W. Baird & Co. Incorporated, as representatives of the several Underwriters, and Vertex Holdco, as the selling shareholder (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024	American Industrial Partners Capital Fund VI, L.P. By: AIPCF VI, LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: September 10, 2024	AIPCF VI Vertex Aerospace Funding LP By: AIP Vertex GP LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: September 10, 2024	Vertex Aerospace Holdco LLC

	By:	/s/ Joel M. Rotroff
	Name:	Joel M. Rotroff
	Title:	President

Dated: September 10, 2024	AIPCF VI, LLC

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: September 10, 2024	Lightship Capital LLC

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	VP